EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	9/30/2015	9/30/2015
EARNINGS
Income Before Income Taxes and Equity Earnings	$208,484	$219,283	$245,862	$220,957	$208,761	$291,213	$271,575
Fixed Charges (as below)	132,106	134,285	147,817	144,844	142,276	144,410	108,692
Total Earnings	$340,590	$353,568	$393,679	$365,801	$351,037	$435,623	$380,267

FIXED CHARGES
Interest Expense	$86,538	$81,781	$88,318	$130,282	$126,127	$122,292	$91,423
Credit for Allowance for Borrowed Funds Used During Construction	33,668	40,904	48,499	4,262	6,949	12,918	10,369
Estimated Interest Element in Lease Rentals	11,900	11,600	11,000	10,300	9,200	9,200	6,900
Total Fixed Charges	$132,106	$134,285	$147,817	$144,844	$142,276	$144,410	$108,692

Ratio of Earnings to Fixed Charges	2.57	2.63	2.66	2.52	2.46	3.01	3.49